Exhibit 99.18

CONSENT OF METAGO ENVIRONMENTAL ENGINEERS (PTY) LTD

The undersigned hereby consents to the use of the undersigned’s name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.
The management’s discussion and analysis of the Company for the year ended December 31, 2010, which included reference to my name in connection with the tailings management facility for the Twangiza Phase 1 Gold Project; and

2.	The annual information form of the Company dated March 29, 2011, which includes reference to my name in connection with information relating to the Twangiza Phase 1 Gold Project.

Date: March 29, 2011		METAGO ENVIRONMENTAL ENGINEERS (PTY) LTD

	By:	/s/ S.A. Dorman
	Name:	S.A. Dorman
	Title:	Director